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                                                                    Exhibit 21.1

                             Civitas BankGroup, Inc.
                              List of Subsidiaries

Wholly-Owned Subsidiaries:

      Cumberland Bank - Franklin, Tennessee
      Civitas Management Company - Franklin, Tennessee

Each of these wholly-owned subsidiaries is incorporated under the laws of the state of Tennessee.

      The company also owns 50% of The Murray Banc Holding Company LLC, which owns 100% of The Murray Bank, a bank organized under the laws of the state of Kentucky and 50% of Insurors Bank of Tennessee, a bank organized under the laws of the state of Tennessee.

      Non-Bank Subsidiaries

      The company owns 100% of the common securities of the Civitas Statutory Trust I, a Delaware Business Trust and Cumberland Capital Statutory Trust II, a Connecticut Business Trust.